EXHIBIT 8

FrontFour & Sandpiper File Proxy Circular, Nominate Three Highly-Qualified, Independent Trustees For Election at Granite’s Upcoming AGM

•	Issues letter to unitholders outlining rare actionable opportunity and 5-step action plan
•	Highlights significant governance concerns with Brydon Cruise, Peter Dey & Wes Voorheis

TORONTO, May 26, 2017 – FrontFour Capital Group LLC (“FrontFour”) and Sandpiper Group (“Sandpiper”), owners of approximately 6.2% of the outstanding stapled units of Granite Real Estate Investment Trust ("Granite") (GRT.UN:TSX, GRP.U:NYSE), announced today that they have filed a dissident proxy circular in respect of the upcoming joint annual general meetings of unitholders of Granite and shareholders of Granite REIT Inc. scheduled for Thursday, June 15, 2017 (the “AGM”). Unitholders are urged to read FrontFour and Sandpiper’s circular and then vote the BLUE form of proxy FOR FrontFour and Sandpiper’s nominees prior to 12:00 p.m. ET on Monday, June 12, 2017. A copy of our proxy circular can be found at the following link: http://www.unlockvalueatgranite.com/.

We are appreciative of the significant unsolicited support we have received from institutional and individual unitholders to-date. Over the last few days, at the urging of Granite’s largest unitholders we have engaged in good faith negotiations with Granite’s Board of Trustees (the “Board”). During that time, we made numerous attempts to reach a settlement in order to avoid a costly proxy fight, hoping that the Board would not waste significant unitholder capital to entrench themselves further. Unfortunately, the Board ultimately rejected a very reasonable and fair settlement offer proposed by one of Granite’s largest unitholders and agreed to by FrontFour and Sandpiper, leaving us no choice but to move forward with our case for change. It is bewildering that the current Board continues to resist unitholders’ strong desire for change, despite the involvement of large, like-minded unitholders representing over 25% of the outstanding stapled units in such negotiations.

These large unitholders have indicated that they are supportive of a refreshed Board focused on cost-control and our definitive action plan. As such we have nominated the following highly qualified, independent directors for election to Granite's Board at the upcoming AGM:

Mr. Al Mawani

Mr. Mawani is the former President & CEO of Calloway/Smart REIT and CFO of Oxford Properties Group, prior to its sale to Ontario Municipal Employees' Retirement System (OMERS). Mr. Mawani is extremely accomplished in the Canadian real estate space and a champion of governance and shareholder rights. He has been a board member of Boardwalk REIT, Calloway REIT, IPC US REIT, and Amica Mature Lifestyles Inc. and is a current board member of Slate Office REIT.

Mr. Peter Aghar

Mr. Aghar has a successful 20-year track record as an investor on an institutional scale, having been responsible for more than one hundred real estate transactions totaling over $10 billion in value. Mr. Aghar was formerly President and Chief Investment Officer of KingSett Capital, Canada’s preeminent real estate private equity firm, from 2002 to 2010. He is currently the President of Crux Capital, a privately-owned value-add real estate investor and developer with significant experience in both the public markets and buying and selling industrial real estate both in Canada and the U.S. as well as experience in other international markets.

Mr. Samir Manji

Mr. Manji was Founder, Chairman and CEO of Amica Mature Lifestyles Inc., a publicly traded seniors housing company, from 1996 until its sale to the Ontario Teachers’ Pension Plan (“OTPP”) in 2015. He is currently the Founder and CEO of Sandpiper, a Vancouver-based real estate private equity firm focused on direct real estate investments and securities. Mr. Manji has extensive experience investing across a number of real estate asset classes.

SIGNIFICANT GOVERNANCE ISSUES AT GRANITE

Granite has nominated two new board members: Messrs. Kelly Marshall and Remco Daal. We are alarmed by the arrogance and lack of regard for independence in the nomination of Mr. Marshall. The Board refreshment “process” is being led by current Board member, Mr. Brydon Cruise who represented Brookfield, Granite’s financial advisor through its failed strategic review process, and was then invited to join the Granite Board. It is usually considered a serious conflict to bring an active investment banker with potential competitors as clients onto a board, but this conflict did not seem to concern Granite’s Board.

Mr. Marshall currently works with Mr. Cruise at Brookfield and previously worked with Mr. Cruise for a number of years at both Lone Star Opportunity Fund (“Lone Star”) and Fortress Investment Group (“Fortress”). It is widely known that their professional and personal lives have significant overlap and that Mr. Cruise and Mr. Marshall are close lifelong friends. These interlocking relationships clearly call into question the integrity of the Board refreshment process. How can unitholders take the Board’s commitment to refreshment and Mr. Cruise’s judgment seriously when the selection process for independent nominees for a global REIT starts with his close friend? Not only is the Board’s approach to refreshment flawed, but clearly they do not view the true owners of the business as intelligent enough to know the difference.

Also concerning to us is that Mr. Cruise has privately inquired about investors’ appetite for an external management structure in the future – an external manager is naturally incentivized to maximize its own interest, typically at the expense of unitholders. This is highly inappropriate from a governance perspective and something we view as another example of a current Granite Board member putting their personal interests ahead of those of unitholders. We do not support the externalization of Granite’s management.

Our current Chairman, Mr. Wes Voorheis, and Vice Chairman, Mr. Peter Dey, publicly hold themselves out as governance experts but act very different in private settings. Mr. Voorheis and Mr. Dey privately admit to having no real estate experience and only own a nominal amount of Granite units, aside from the unit grants they have issued to themselves over the years at no cost. In their roles as trustees and directors they have collected over $4 million in board fees since 2011. Mr. Voorheis has personally collected over $1 million in compensation over the last two years alone in a non-executive role. Our Chairman and Vice Chairman orchestrated their own off-market and egregious compensation. Also, shocking to us was the discovery that a company owned by Mr. Voorheis was paid an additional $2.2 million in connection with the original formation of Granite back in 2011.

In reaction to our public approach and private engagement by other unitholders who were also deeply concerned by poor governance, the Board has finally agreed to lower its compensation. Why did this take five years and a public outcry?

Mr. Voorheis, and Mr. Dey, have also been “board partners” since the late 90s. They worked together at failed firms Atlas Cold Storage, Coventree and Sun Media. The negative share price performance during their tenures at these firms and other companies are part of the public record. Voorheis and Dey have a long history of working together and exercising control in “their” boardrooms. At Granite they orchestrated the most lucrative Board compensation package in the entire REIT space for their own benefit, putting their interests ahead of the actual owners of the REIT. We encourage unitholders to read our proxy circular to better understand Mr. Voorheis and Mr. Dey’s actual track record.

ADDRESSING GRANITE’S MISLEADING STATEMENTS REGARDING FRONTFOUR & SANDPIPER

In its May 16, 2017 news release, Granite attempted to discredit two of its largest unitholders, FrontFour and Sandpiper, using false statements to shift the focus away from legitimate unitholder concerns. We don’t believe that this approach fools anyone. FrontFour and Sandpiper’s strong track records are part of the public record.

FrontFour Capital Group operates value, event-driven funds and single name strategies in Canada and the U.S. The principals of FrontFour have extensive experience managing equity and credit portfolios and have co-managed FrontFour since January 2009. Contrary to Granite’s inaccurate assertions, FrontFour has realized positive double digit returns on every activist project it has taken on in the Canadian REIT/REOC sector including IAT Air Cargo Facilities Income Fund, Huntingdon Capital Corp., KeyREIT and Trez Capital. For full details on FrontFour’s actual performance please see our proxy circular. Additionally, as of April 30, 2017, FrontFour Capital Partners LP has realized net annualized returns of +14.46% since January 2009, compared to +10.02% for the TSX, and +4.10% for HFRX ED over that same period. FrontFour Capital Partners LP net returns for the last 12 months and year-to-date are 18.95% and approximately 10%, respectively.

Sandpiper is a private equity firm focused on investing in real estate through direct property investments and securities. Mr. Samir Manji is the founder and CEO of Sandpiper. Mr. Manji has extensive experience investing across a number of real estate asset classes. Previously, Mr. Manji was founder, Chairman and CEO of Amica Mature Lifestyles Inc. (“Amica”), a TSX-listed, publicly traded seniors housing company until its sale to OTPP in 2015. Mr. Manji is widely credited with building Amica into the premier high-end independent living brand in Canada. A shareholder that purchased an Amica share on January 2, 2013, the same day Granite converted to a REIT, would have enjoyed a 117% total return at time of sale in December 2015 vs. a total return of just 19% for a Granite unitholder over that same period.

LETTER TO GRANITE UNITHOLDERS

FrontFour and Sandpiper also released an open letter to fellow Granite unitholders today, outlining the need for meaningful action and change at the board level. The full text of the letter follows:

Dear Granite Unitholders:

FrontFour Capital Group LLC (“FrontFour”) and Sandpiper Group (“Sandpiper”) are owners of approximately 6.2% of the outstanding stapled units of Granite Real Estate Investment Trust ("Granite").

We view Granite as a unique, high-quality, global portfolio of industrial assets with tremendous long term potential to become a Canadian real estate champion.

FrontFour and Sandpiper Are Committed to the Success of Granite

We have invested over $100 million in Granite, alongside some of Canada’s most successful institutional real estate investors, based on the tremendous potential that we see with this platform going forward.

Clear Lack of Execution and Excessive Cost Structure Need to be Addressed

Over the last five years, Granite’s Board of Trustees (the “Board”) has been plagued by inaction and a failure to achieve their own long term strategic objectives of balance sheet utilization, tenant diversification, and expense reduction. We believe this has prohibited Granite from achieving its full unit price potential and maximum value.

Over this same five-year period, the current Board has overseen and approved what we believe to be a culture of entitlement, resulting in the highest board compensation and relative G&A expenses in the Canadian REIT space. Our Chairman made over $1,000,000 in the past two years and over $600,000 in compensation in 2015 alone, more than 3.5x the average compensation for REIT Chairmen in Canada.

We have received significant unsolicited support from unitholders who are frustrated with Granite’s failure to meet its own strategic objectives, the egregious Board compensation and the bloated cost structure. A number of these unitholders previously tried to engage privately with the Board with the exact same concerns as ours but to no avail. Their concerns, like ours, were summarily dismissed – these unitholders, along with others, are now highly supportive of our campaign for change at the Board level.

Granite is Positioned for Growth, But Unitholders Need a Board Focused on Action

Prior to our involvement, Granite’s unit price was hovering just above $40 – the same approximate price it was at the time of its REIT conversion in 2013. We believe that this was a direct result of Granite’s failure to meet its self-imposed strategic objectives.

Unitholders have spent years patiently waiting for Granite’s current Board to execute on its stated strategic objectives. The core fundamental question that all unitholders now must ask is whether we have the right Board and management structure in place to take advantage of the current, significantly under-leveraged balance sheet and to appropriately manage costs. We believe that properly executed, these actions will lead to a significantly higher unit price for all unitholders.

Our Five-Step Action Plan to Restore Confidence and Close the Valuation Gap

Today the balance sheet is only 17% leveraged (net debt / EV) and Granite’s trailing G&A has been running at almost $28 million annually – materially higher than its nearest comparable, PIRET REIT. We have a comprehensive five-step action plan that we believe will lead to a unit price well above $60 and compounded returns for years to come:

1.	Add three independent board members with core real estate and principal expertise
2.	Cut G&A and Board compensation by $10.0 million by the end of 2017
3.	Increase leverage to 40%, in-line with REIT peers; grow AFFO and increase distributions
4.	Pursue portfolio and public Canadian / U.S. / European consolidation opportunities
5.	Immediately implement investor education program and improved disclosure

We believe fresh trustee and director oversight can close the current value gap and provide a catalyst for positive long term change and definitive action.

Magna Lease Renewals Should Not Have Dramatically Impacted Acquisition Activity

In Granite’s recently published proxy circular to unitholders (“Granite’s circular”), the company justified its lack of action and its stagnant growth by claiming that a conservative approach to acquisitions and balance sheet optimization was required until the Magna lease extensions were completed in 2016. This is simply another excuse and a direct contradiction to their own previously published strategic plan and to multiple public statements made over the last five years. In fact, we believe that the lack of acquisition activity in the five years prior to the Magna renewals and the refusal to diversify the tenant base prior to October 2016 actually put unitholder capital at risk.

Granite Continues To Dismiss Unitholder Concerns

In Granite’s circular, the current Board has taken a “nothing to see here” approach. They simply reiterated a commitment to the status quo with a renewed focus on putting the balance sheet to work, tenant diversity and cost-control. After failing to achieve their own self-imposed strategic objectives for half of a decade, and changing the narrative to fit the facts, we see this as simply more talk and no action.

Over the last few days, at the urging of Granite’s largest unitholders we have engaged in good faith negotiations with Granite’s Board. During that time, we made numerous attempts to reach a settlement in order to avoid a costly proxy fight, hoping that the Board would not waste significant unitholder capital to entrench themselves further. Unfortunately, the Board ultimately rejected a very reasonable and fair settlement offer proposed by one of Granite’s largest unitholders and agreed to by FrontFour and Sandpiper, leaving us no choice but to move forward with our case for change. It is bewildering that the current Board continues to resist unitholders’ strong desire for change, despite the involvement of large, like-minded unitholders representing over 25% of the outstanding stapled units in such negotiations.

Granite has nominated two new board members: Mr. Kelly Marshall and Mr. Remco Daal, for election at the upcoming annual general meetings. Both of Messrs. Daal and Marshall have no meaningful public company executive experience or public company board experience. We are alarmed by the arrogance and lack of independence in the nomination of Mr. Marshall. The Board refreshment “process” is being led by current Board member, Mr. Brydon Cruise. Mr. Cruise represented Brookfield, Granite’s financial advisor through its failed strategic review process, and was then invited to join the Granite Board. It is usually considered a serious conflict to bring an active investment banker with potential competitors as clients onto a board, but this conflict did not seem to concern Granite’s Board. Mr. Marshall currently works with Mr. Cruise at Brookfield and previously worked with Mr. Cruise for a number of years at both Lone Star Opportunity Fund (“Lone Star”) and Fortress Investment Group (“Fortress”). It is widely known that their professional and personal lives have significant overlap and that Mr. Cruise and Mr. Marshall are close lifelong friends. These interlocking relationships clearly call into question the integrity of the Board refreshment process. How can unitholders take the Board’s commitment to refreshment and Mr. Cruise’s judgment seriously when the selection process for independent nominees for a global REIT starts with his close friend? Not only is the Board’s approach to refreshment flawed, but clearly they do not view the true owners of the business as intelligent enough to know the difference.

Also concerning to us is that Mr. Cruise has privately inquired about investors’ appetite for an external management structure in the future – an external manager is naturally incentivized to maximize its own interest, often at the expense of unitholders. This is highly inappropriate from a governance perspective and something we view as another example of a current Granite Board member putting their personal interests ahead of those of unitholders. We do not support the externalization of Granite’s management – in fact, our investor group has catalyzed more internalizations of externally managed publicly listed real estate companies than any other institution in Canada over the last ten years.

Our current Chairman, Mr. Wes Voorheis, and Vice Chairman, Mr. Peter Dey, hold themselves out as governance experts but admit to lacking real estate experience. Both Mr. Voorheis and Mr. Dey own a nominal amount of Granite units, aside from the unit grants they have issued to themselves. In their roles as trustees and directors they have collected over $4 million in board fees since 2011 and Mr. Voorheis has personally collected over $1 million in compensation over the last two years alone, in a non-executive role. The egregious board compensation that has been awarded to the Board over the last five years was ironically orchestrated and supported by both the Chairman and Vice Chairman. In reaction to our public approach and private engagement by other unitholders who were also deeply concerned by poor governance, the Board recently agreed to lower its compensation – why did this take five years and a public outcry?

While Board compensation has taken a small step in the right direction, Granite’s compensation culture has not. There is still no performance-based equity compensation triggered by clearly disclosed metrics and goals (as defined by Institutional Shareholder Services) embedded in the executive compensation structure. In addition, Mr. Forsayeth (CEO) and Mr. De Aragon’s (COO) recently amended employment agreements still appear to contain “modified single-trigger” change of control provisions whereby voluntary termination by the executive following a change of control will result in large payments.

Unitholders should also be aware that in November 2016, the Board approved amended agreements for Mr. Forsayeth and Mr. De Aragon. The principal terms of the amended agreements are that the employment of both will cease on March 31, 2018 unless Granite and such executives agree to an extension and both will not be entitled to receive any severance payments upon “termination” of their employment. Instead, on June 16, 2016, the granting of special RSUs to both Messrs. Forsayeth and De Aragon were approved, with a current value of approximately $1,000,000 (months before the Board had approved the amended agreements in November 2016) with no performance conditions attached. Why would such grant approvals be made to both executives, months in advance of any Board approval for the amended agreements? These RSU grants are effectively “windfall” payments which guarantee severance payments approximately two years in advance of any severance event and without any guarantee that severance actually occurs.

As unitholders, we must ask ourselves: why didn’t the board fix problematic pay practices such as the “modified single-trigger” change of control provisions, which have been widely criticized by institutional unitholders when they decided to materially amend the employment agreements of the CEO and COO? Instead, the Board took this opportunity to approve additional off-market compensation arrangements. This is demonstrative of questionable decision making and the lack of a performance driven culture at the Board level.

FrontFour and Sandpiper’s Qualified, Action-Oriented Nominees

We believe that unitholders need an aligned Board with representation that will hold management and themselves accountable. That is why we are nominating three highly-experienced, well-respected nominees on your behalf to provide independent oversight and instill a culture of action and cost control.

Mr. Al Mawani

Mr. Mawani is the former President & CEO of Calloway/Smart REIT and CFO of Oxford Properties Group, prior to its sale to OMERS. Mr. Mawani is extremely accomplished in the Canadian real estate space and a champion of governance and shareholder rights. He has been a board member of Boardwalk REIT, Calloway REIT, IPC US REIT, and Amica Mature Lifestyles Inc. and is a current board member of Slate Office REIT.

Mr. Peter Aghar

Mr. Aghar has a successful 20-year track record as an investor on an institutional scale, having been responsible for more than one hundred real estate transactions totaling over $10 billion in value. Mr. Aghar was formerly President and Chief Investment Officer of KingSett Capital, Canada’s preeminent real estate private equity firm, from 2002 to 2010. He is currently the President of Crux Capital, a privately-owned value-add real estate investor and developer with significant experience in both the public markets and buying and selling industrial real estate both in Canada and the U.S. as well as experience in other international markets.

Mr. Samir Manji

Mr. Manji was Founder, Chairman and CEO of Amica Mature Lifestyles Inc., a publicly traded seniors housing company, from 1996 until its sale to the Ontario Teachers’ Pension Plan in 2015. He is currently the Founder and CEO of Sandpiper Group, a Vancouver-based real estate private equity firm focused on direct real estate investments and securities. Mr. Manji has extensive experience investing across a number of real estate asset classes.

We encourage all Granite unitholders to vote the BLUE proxy FOR our nominees, well in advance of the proxy voting deadline of 12:00 p.m. (ET) on Monday, June 12, 2017, to ensure that we have true independent representation focused on action and value creation going forward.

We are committed, long term investors with a strong track record of alignment and value creation in Canada. We believe that the best is yet to come for Granite unitholders. There is significant upside potential in Granite’s unit price from here and we intend to continue applying constructive pressure to create value for all unitholders over time.

Sincerely,

Zachary George

Principal

FrontFour Capital Group

Samir Manji

Founder and CEO

Sandpiper Group

For further information, contact Zachary George at FrontFour Capital Group LLC – (203) 274-9053 or Samir Manji at Sandpiper Group – (604) 558-4885.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

SANDPIPER GROUP

Sandpiper is a Vancouver-based private equity firm focused on investing in real estate through direct property investments and securities. For more information about Sandpiper, visit www.sandpipergroup.ca.